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                             November 9, 2021

       Kai-Shing Tao
       Chief Executive Officer
       Remark Holdings, Inc.
       800 S. Commerce St.
       Las Vegas, NV 89106

                                                        Re: Remark Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 29,
2021
                                                            File No. 333-260615

       Dear Mr. Tao:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 Filed on October 29, 2021

       Cover Page

   1. We note your disclosure throughout your filing that the company controls and receives economic benefits of
the VIE's business operations through VIE agreements, and that those agreements are
designed to provide company's indirect subsidiaries in China with the power, rights, and
obligations equivalent in all material respects to those it would possess as the
principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary
of the VIE. However, you or your investors do not have an equity ownership in, direct
foreign investment in, or control through such ownership/investment of the VIE. As such,
when describing the design of the VIE agreements and related outcome, please refrain
from implying that the VIE agreement is equivalent to an equity ownership in the
business of the VIE or been used to replicate foreign investment. Your
 Kai-Shing Tao
Remark Holdings, Inc.
November 9, 2021
Page 2
      disclosure should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and clarify that for accounting purposes you are the primary beneficiary and your agreements provide the power to direct the activities of the VIE. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
Prospectus Summary , page 5

2. We note your disclosure that the VIE structure is used to replicate foreign investment in
      China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment.
      Please revise accordingly.
3. We note that the activity of the VIE is reflected in the line item titled investments in
      unconsolidated affiliate" in the parent   s financial statements. Please
provide a roll-
      forward of the investment in subsidiaries and VIEs line item.
Risk Factors
Risks Related to our Common Stock, page 21

4.    We note your disclosure that you have a    significant equity investment
  in Sharecare,
      Inc. Based on your Form 10-K FYE 12/31/2020, we note that you had an equity stake of
      4.4% in Sharecare at December 31, 2020. Please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,
FirstName LastNameKai-Shing Tao
                                                             Division of
Corporation Finance
Comapany NameRemark Holdings, Inc.
                                                             Office of
Technology
November 9, 2021 Page 2
cc:       Robert Friedman
FirstName LastName